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                               MAFCO HOLDINGS INC.
                               35 EAST 62ND STREET
                            NEW YORK, NEW YORK 10021
                                TEL: 212-572-5090





                                                              November 9, 2000




To:      The Board of Directors of
         M & F Worldwide Corp.
         c/o Paul M. Meister


                  I am pleased to propose for your consideration a transaction pursuant to which M & F Worldwide Corp. ("MFW") would acquire from our subsidiary PX Holding Corporation ("PX Holding") 7,320,225 shares of common stock of Panavision Inc. ("Panavision"), which represent 83.47% of the issued and outstanding shares of capital stock of Panavision. Panavision is a leading designer and manufacturer of high-precision camera systems for the motion picture and television industries throughout the world and is listed on the New York Stock Exchange under the symbol PVI. We propose a price of $190.3 million, representing PX Holding's cost, plus an appropriate premium to be negotiated, representing the growth in Panavision's current business and the prospective benefits from its development of digital image technology. We would be prepared to accept a mix of cash and newly-issued shares of MFW stock as payment.

                  This proposal is, of course, conditioned upon the execution of a definitive agreement which would contain appropriate terms and conditions.

                  We are mindful of the fact that, in light of Ronald O. Perelman's beneficial ownership of approximately 35% of the outstanding shares of MFW, MFW would wish a special committee of independent directors (the "Special Committee") to consider this proposal. We hope a Special Committee will conclude that the Panavision business represents a tremendous -- and proven -- opportunity.


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The Board of Directors
M & F Worldwide Corp.
November 9, 2000
Page 2


     Our financial and legal advisers, as well as the management of Panavision, are prepared to provide any further details and render whatever assistance a Special Committee may require. We very much appreciate your willingness to consider this acquisition and look forward to working with you toward its successful completion.


                                                 Very truly yours,

                                                 MAFCO HOLDINGS INC.



                                                 By:________________________
                                                    Howard Gittis
                                                    Vice Chairman